February 12, 2010

Via EDGAR and by Hand Mr. H. Roger Schwall Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Form 40-F for the fiscal year ended December 31, 2008 of Canadian Superior Energy Inc. (File No. 001-31395)

Dear Mr. Schwall:

Set forth below are the responses of Canadian Superior Energy Inc., a corporation organized under the laws of Alberta (the "Company" or “Canadian Superior”), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated December 17, 2009 (the "Comment Letter") with respect to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on May 1, 2009 via EDGAR.

For the convenience of the Staff, we have numbered each of the Company's responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2010

Form 40-F for the Fiscal Year Ended December 31, 2008

Disclosure Controls and Procedures

1.
We note your statement that your disclosure controls and procedures “are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Please state, if true, that your disclosure controls and procedures are also “designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or person’s performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Company’s Response to Comment 1:

The Company confirms that its disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its Chief Operating Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  The Company will ensure that the Annual Report on Form 40-F for the year ended December 31, 2009, which will be filed prior to March 31, 2010, contains the following disclosure:

Disclosure controls and procedures are defined by the SEC as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and designed to ensure that such information is accumulated and communicated to our management, including our Chief Operating Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Registrant's Chief Operating Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective.  See "Management's Discussion and Analysis of Operations and Financial Position – Disclosure controls and procedures and internal control over financial reporting" included in Exhibit (*) to this Annual Report.

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2010

Financial Statements

Notes to Financial Statements, page 9

Note 16 – Related parties transactions, page 23

2.	We note your disclosure with regard to the $14 million bridge facility that you loaned a related party on September 23, 2008. Please address the following comments with respect to your disclosure:

	a.	Explain all material terms of the bridge loan agreement, including whether this agreement provided you with any rights to the assets or equity of Challenger Energy Corp (“Challenger”).

b.
Explain why you loaned Challenger funds late in fiscal year 2008 when you were experiencing liquidity issues and when Challenger already owed you approximately $38 million in accounts receivable that was past due.

	c.	Explain the reason that you acquired Challenger in fiscal 2009.

Company’s Response to Comment 2 (a through c):

Response 2 (a)

On September 23, 2008, Canadian Superior entered into a short-term CDN $14.0 million bridge facility with Challenger to enable Challenger to close on a CDN $30 million equity financing.

Material terms of the bridge facility were as follows:

•	The facility was only available to fund Challenger’s share of Block 5 (c) costs, could only be drawn on until December 1, 2008 and was repayable in full on December 31, 2008;
•
Challenger, upon 30 days notice, could elect to convert all or a portion of the principal amount of the loan to units (each unit consisting of one common share and one-half warrant) at a price of CDN $3.00 per unit;

•
The interest payable to Canadian Superior was based on an interest rate of 10% per annum on any outstanding balance which could be paid, at the election of Challenger, in cash or common shares of Challenger;

•	Challenger issued in 2008, 500,000 non-transferable share purchase warrants to Canadian Superior which expired, unexercised, October 2, 2009; and

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2010

•	Challenger paid a fee of CDN $0.1 million to Canadian Superior on the date of the closing of the equity financing as consideration for making the bridge facility available.

The facility was secured by a demand debenture in the principal amount of the facility granting a first priority security over all present and after-acquired real and personal property of Challenger including its interest in Block 5 (c).

Response 2 (b)

The Company extended the bridge facility to Challenger to enable Challenger to close on a CDN $30 million equity financing on or around October 2, 2008. The Company believed this provided an immediate benefit as Challenger was then able to pay approximately USD $25 million of amounts owing to Canadian Superior related to Challenger’s Block 5 (c) share of expenditures. In addition, it allowed Challenger to move forward with respect to its share of future Block 5 (c) commitments.

Response 2 (c)

In early 2009 Challenger was in default of its share of past due and ongoing financial obligations in connection with operations in Block 5 (c). On February 27, 2009, Challenger obtained an order of protection under the Companies’ Creditors and Arrangement Act (Canada) (“CCAA”).

In early February, 2009, BG International Limited (“BG”), a partner in Block 5 (c), served Canadian Superior with a default notice under provisions of the joint operating agreement pertaining to Canadian Superior’s 45% interest in Block 5 (c), alleging various breaches of the joint operating agreement by Canadian Superior. On March 6, 2009, Canadian Superior also obtained an order for protection under CCAA enabling it to prepare a plan of arrangement for its creditors.

Both Challenger and Canadian Superior were subject to CCAA proceedings. To enable the Company to emerge from CCAA protection, it presented a plan of arrangement to the court which included the Company acquiring all the outstanding common shares of Challenger, thereby indirectly acquiring Challenger’s 25% interest in Block 5 (c). The acquisition of Challenger was approved by the court, as well as the shareholders of the Company and Challenger. The plan allowed the Company to sell a 45% interest in Block 5 (c) to BG for sufficient proceeds to satisfy its creditor claims, thereby allowing the Company to emerge successfully from CCAA. It also ensured the Company retained a 25% interest in Block 5 (c) which fulfilled the shareholders’ desires.

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2010

3.
We note your disclosure of the Challenger acquisition in Note 5 to your Form 6-K filed on November 13, 2009. Please explain how your business combination accounting considered the $14 million bridge loan and $38 million accounts receivable that Challenger owed you prior to the acquisition. In this respect, we note that the purchase price only consists of the 27.7 million shares of common stock that you issued as consideration for the business combination. Please explain how you considered whether the total amounts owed to you from Challenger should be included as consideration for the business combination for both U.S. and Canadian GAAP purposes. Similarly, explain how you determined that this transaction resulted in a gain from a bargain purchase.

Company’s Response to Comment 3:

As part of the plan of arrangement between the Company and Challenger, the Company issued 27.7 million common shares as consideration for all of the issued and outstanding Challenger common shares.  The bridge loan and total amounts owed from Challenger to the Company were not settled or forgiven as part of the plan of arrangement.

The Company did assess whether the CDN $14 million bridge loan and the CDN $38 million accounts receivable should be included as part of the consideration for the business combination.  The Company reviewed the accounting requirements for pre-existing relationships under both Canadian GAAP (Canadian Institute of Chartered Accountants Handbook Section 1582.51 through 52 and Emerging Issues Committee No. 154) and U.S. GAAP (ASC 805-10-25-20 through 22) and determined these relationships did not impact the accounting of the business combination.  As both the bridge facility and the amounts owed from Challenger were classified as current assets and readily convertible into cash, the Company believed that net book value approximated their fair value at the time of acquisition.  The Company recorded the CDN $ 22.2 million fair value of the common shares issued for the acquisition of the Challenger shares, as consideration with the bridge facility and amounts owed from Challenger being reflected as part of the negative working capital (CDN $53.2 million) included in the purchase price equation.  Management believes this presentation is the most fair and transparent representation of the transaction.

An alternative presentation would be to record the settlement of the bridge loan and amounts owed from Challenger prior to the business combination.  If the Company had applied this methodology, the consideration paid for Challenger (without the liabilities owed to the Company) would have been approximately CDN $74.9 million (CDN $22.2 million of shares plus CDN $52.7 million related to the prior settlement

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2010

of amounts owed).  Additionally, the working capital assumed as part of the transaction would also be increased from negative CDN $53.2 million to negative CDN $0.5 million; however these amounts were not actually settled due to taxation and legal aspects of the plan of arrangement.   Ultimately, the net gain as a result of the transaction would remain at CDN $8.5 million.

In accordance with Canadian GAAP Section 1582 and U.S. GAAP ASC 805-30, the gain from the bargain purchase was due to the fair value of the net identifiable assets and liabilities assumed by the Company exceeding the total consideration paid. As required by GAAP, once an excess was identified, the Company reassessed whether it had correctly identified all of the assets and liabilities assumed as well as their fair values and concluded that the gain from the bargain purchase was supported and calculated in accordance with the relevant Canadian and U.S. GAAP literature.

Note 19 – Contingencies and Commitments, page 25

4.
We note in your disclosure that you provided: (i) a “performance” guarantee of US$12 million, to meet the minimum work program for the MG Block Trinidad and Tobago project, (ii) a “bank” guarantee of US$15 million, in conjunction with the exploration and production sharing agreement (“EPSA”) with a Tunisian/Libyan company, and (iii) a “corporate guarantee of (and commitment to spend) US$49 million, under the terms of the EPSA, over a period of seven years. Please tell us what consideration you gave to the accounting and disclosure requirements of FIN 45, in your reconciliation with United States generally accounting principles, related to these guarantees.

Company’s Response to Comment 4:

With respect to each of the guarantees disclosed, all relate to commitments the Company undertook with respect to various exploration and development programs:

•
The performance guarantee of US$12 million relates to a minimum work program which the Company committed to.  In the event that the Company does not complete the agreed upon work, the guarantee of US$12 million may be payable to Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”) if they decide to call it.

•	The bank guarantee of US$15 million relates to a commitment to drill and test a specific well site by a certain date.
•	The corporate guarantee of US$49 million relates to commitments associated with three exploration wells and seismic costs over a seven year period.

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2010

When completing the reconciliation to U.S. GAAP, the Company reviewed the accounting and disclosure requirements of FIN 45 (ASC 460).  None of the guarantees are related to the performance of third parties, either directly or indirectly.  Rather, these guarantees are based on the Company meeting its own commitments; in other words, its own performance.

We reviewed the accounting guidance in ASC 460-10-15-7 (excerpt), which states, in part:

The guidance in this Topic does not apply to the following types of guarantee contracts:

(i)	A guarantee or an indemnification of an entity's own future performance (for example, a guarantee that the guarantor will not take a certain future action)

We further reviewed the accounting guidance in ASC 460-55-18 (excerpt), which states, in part:

The following are examples of contracts that are outside the scope of this Topic because these contracts are of the type described in paragraph 460-10-15-7(i)

(b)	An entity's guarantee of its own future performance, such as that entity's completion of a contract by a specified deadline is not within the scope of this Topic

As a result, the Company concluded these arrangements were not within the scope of FIN 45 (ASC 460).  However, the Company believed the commitments (and related guarantees) should be disclosed in the notes to the financial statements.

Note 22 – Reconciliation with United States Generally Accepted Accounting Principles, page 27

5.
We read your disclosure which explains and reconciles the difference that exist between your primary Canadian GAAP balance sheets and statements of operations, comprehensive loss and deficit, and corresponding U.S. GAAP financial statements. Please tell us why your disclosure does not also include a similar explanation and reconciliation for your statement of cash flows, as required by Item 17 (c) (2) (iii) for Form 20-F. Such reconciliation is required pursuant to General Instruction C (2) of Form 40-F.

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2010

Company’s Response to Comment 5:

The Company did consider the guidance in Item 17 (c)(2)(iii) in Form 20-F and concluded that there were no material differences in cash flow statement presentation between Canadian GAAP and U.S. GAAP, with one exception. The one exception was the presentation of a subtotal within the operating section of the Canadian GAAP cash flow statement which would not be permitted under U.S. GAAP. This presentation difference was disclosed in Note 22 of the December 31, 2008 annual financial statements.

*           *           *

In connection with this response letter, the Company hereby confirms and acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please telephone the undersigned at 403-503-7944 if you have any questions or need additional information.

Very truly yours,

/s/ Robb Thompson

Robb Thompson
Chief Financial Officer

Enclosures

cc:	Douglas Brown
(Securities and Exchange Commission)

John J. Poetker, Esq.
(Borden Ladner Gervais LLP)

Christopher W. Morgan, Esq.
(Skadden, Arps, Slate, Meagher & Flom LLP)

Raj Bhogal
(Deloitte & Touche LLP)